PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 7. Financial Statements

Keen Home Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2016 and 2015

KEEN HOME INC.

TABLE OF CONTENTS

To the Board of Directors of

Keen Home Inc.

New York, New York

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Keen Home Inc., which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders’ equity (deficiency), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202  |  Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com  |  www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keen Home Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that Keen Home Inc. (the “Company”) will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $2,069,131 and $2,198,965 for the years ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $5,074,868 as of December 31, 2016. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
June 1, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202  |  Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com  |  www.ArtesianCPA.com

KEEN HOME, INC.
BALANCE SHEETS
As of December 31, 2016 and 2015

	2016	2015

ASSETS
Current Assets:
Cash and cash equivalents	$384,695	$402,180
Accounts receivables	24,577	342,696
Inventory	25,442	566,739
Prepaid expenses	3,690	365
Deferred Offering Costs	49,368	-
Total Current Assets	487,772	1,311,980

Non-Current Assets:
Property and equipment at cost, net	322,335	391,116
Intangible Asset at cost, net	5,009	5,413
Deposits	48,800	53,800
Total Non-Current Assets	376,144	450,329

TOTAL ASSETS	$863,916	$1,762,309

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Liabilities:
Current Liabilities:
Accounts payable	$324,435	$382,362
Accrued expenses	7,209	28,667
Deferred revenue	288,646	444,683
Deferred rent	27,018	15,176
Reserve for Returns and Allowances	25,443	8,133
SAFE Liability	28,000	28,000
Convertible notes payable	2,810,000	2,200,000
Accrued interest on notes payable	140,978	26,665
Notes payable, net of unamortized discount of $308,554	291,445	-
Total Liabilities	3,943,174	3,133,686

Stockholders' Equity (Deficiency):

Preferred Stock, $0.0001 par, 3,000,000 shares authorized, 2,897,691 and 2,897,691 shares issued and outstanding $1,651,684 and $1,658,684 liquidation preference as of December 31, 2016 and 2015, all respectively.	289	289
Common Stock, $0.0001 par, 10,000,000 shares authorized, 5,658,670 and 5,658,670 shares issued and outstanding 5,638,723 and 4,031,158 vested as of December 31, 2016 and 2015, all respectively.	566	566
Additional paid-in capital	1,994,755	1,633,505
Accumulated deficit	(5,074,868)	(3,005,737)
Total Stockholders' Equity (Deficiency)	(3,079,258)	(1,371,377)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$863,916	$1,762,309

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

KEEN HOME, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2016 and 2015

	2016	2015

Net revenues:
Net revenues	$915,051	$1,005,267
Grant Income	-	150,000
Total net revenues	915,051	1,155,267
Cost of net revenues	727,178	866,502
Gross profit	187,873	288,765

Operating Expenses:
Compensation & benefits	1,041,379	1,104,164
General & administrative	328,647	565,201
Sales & marketing	502,267	466,079
Professional fees	260,871	322,708
Total Operating Expenses	2,133,164	2,458,152

Loss from operations	(1,945,291)	(2,169,387)

Other Income (Expense):
Interest expense	(123,846)	(29,765)
Interest income	6	7
Non-operating income	-	180
Total Other Income (Expense)	(123,840)	(29,578)

Net Loss	$(2,069,131)	$(2,198,965)

Weighted-average vested common shares outstanding
-Basic and Diluted	4,893,701	3,157,936
Net loss per common share
-Basic and Diluted	$(0.42)	$(0.70)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

KEEN HOME, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)
For the years ended December 31, 2016 and 2015

	Series Seed Convertible Preferred Stock		Common Stock				Total
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity (Deficiency)

Balance at January 1, 2015	2,897,691	$289	5,658,670	$566	$1,611,709	$(806,772)	$805,792
Stock based compensation	-	-	-	-	21,796	-	21,796
Net loss	-	-	-	-	-	(2,198,965)	(2,198,965)
Balance at December 31, 2015	2,897,691	$289	5,658,670	$566	$1,633,505	$(3,005,737)	$(1,371,377)

Stock based compensation	-	$-	-	$-	$43,815	$-	$43,815
Discount for fair value of warrant issuances	-	-	-	-	317,435	-	317,435
Net loss	-	-	-	-	-	(2,069,131)	(2,069,131)
Balance at December 31, 2016	2,897,691	$289	5,658,670	$566	$1,994,755	$(5,074,868)	$(3,079,258)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

KEEN HOME, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities
Net Loss	$(2,069,131)	$(2,198,965)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	77,202	40,939
Amortization of note payable discount	8,880	-
Stock compensation expense	43,815	21,796
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	318,119	(342,696)
(Increase)/Decrease in inventory	541,297	(566,739)
(Increase)/Decrease in prepaid expenses	(3,322)	2,870
(Increase)/Decrease in deposits	5,000	(53,800)
Increase/(Decrease) in accounts payable	(57,935)	356,350
Increase/(Decrease) in accrued expenses	(21,458)	(3,705)
Increase/(Decrease) in deferred revenue	(156,037)	430,058
Increase/(Decrease) in deferred rent	11,842	15,176
Increase (Decrease) in accrued interest payable	114,317	26,665
Increase/(Decrease) in Reserve for Returns & Allowances	17,310	8,133
Net Cash Used In Operating Activities	(1,170,101)	(2,263,918)

Cash Flows From Investing Activities
Purchase of property and equipment	(8,016)	(424,963)
Net Cash Used In Investing Activities	(8,016)	(424,963)

Cash Flows From Financing Activities
Offering Costs	(49,368)	-
Proceeds from SAFE	-	28,000
Issuance of convertible notes payable	610,000	2,160,000
Issuance of notes payable	600,000	-
Net Cash Provided By Financing Activities	1,160,632	2,188,000

Net Change In Cash	(17,485)	(500,881)

Cash at Beginning of Period	402,180	903,061
Cash at End of Period	$384,695	$402,180

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities
Conversion of pending investment to convertible note	$-	$40,000

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

KEEN HOME, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Keen Home Inc. (the “Company”), is a corporation organized March 15, 2013 under the laws of the State of Delaware. The Company produces and sells intelligent, automated vent systems and other products through the online and wholesale distribution channels.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America (“US GAAP”) applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated significant profits since inception, sustained net losses totaling $2,069,131 and $2,198,965 for the years ended December 31, 2016 and 2015 and has an accumulated deficit totaling $5,074,868 as of December 31, 2016. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional external capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company had cash balances in excess of FDIC insured balances of $123,060 and $58,843, respectively.

KEEN HOME, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

Accounts Receivable

Accounts receivable are carried at original invoice amount. The Company assesses its receivables for collectability based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts that may be considered to be at risk.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts receivable.  Based on these assessments, management determined that an allowance for uncollectible accounts receivable was not significant as of December 31, 2016 and 2015.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. Inventory consists of products purchased for resale. Management determined that an allowance for obsolete inventory was not significant as of December 31, 2016 and 2015. The Company has outsourced the manufacturing, warehousing, and fulfillment to third parties.

Property and Equipment

Property and equipment are recorded at cost and are depreciated over the assets’ estimated useful lives using the straight-line method. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

Estimated useful lives are as follows:

Computer Equipment and Software	3 years
Furniture and Fixtures	10 years
Tooling & Test Fixtures	6 years

Expenditures for routine maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on sale of property and equipment are reflected in operations.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Convertible Instruments

US GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable US GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable US GAAP. When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are accreted over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

KEEN HOME, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Deferred revenue is recognized for orders where cash has been received but product has not been shipped. The Company estimates an allowance for sales returns based on historical experience. The allowance for sales returns totaled $25,443 and $8,133 for the years ended December 31, 2016 and 2015. Revenues are net of returns and exclude sales tax.

Operating Leases

The Company leases its facility under an operating lease. The lease includes provisions that require escalating rental payments. The Company records the total rent payable during the lease term on a straight-line basis over the term of the lease. The Company records the difference between rent paid in cash and the amount calculated as accrued rent payable.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2016 and 2015 totaled $165,762 and $277,342, respectively.

Shipping Costs

The Company expenses freight-out in operating expenses as they are incurred. Outbound freight expense for the year ended December 31, 2016 and 2015 totaled $224,469 and $16,788, respectively.

Merchant Fees

The Company expenses merchant fee in operating expenses as they are incurred. Merchant fees for the year ended December 31, 2016 and 2015 totaled $25,400 and $1,126, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  Management assesses income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  For tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

KEEN HOME, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

Net Loss per Share

Net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding.

Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

December 31, 2016
Series Seed Preferred Stock (Convertible to Common Stock)	2,897,691
Convertible Notes*	2,079,171
Simple Agreement for future equity **	14,171
Stock Options	712,124
Warrants	226,414

*: Convertible notes potential shares calculated based on latest preferred stock issuance pricing of $1.59, applied at the 15% discount per the note agreements. See Note 5 for more information.

** SAFE potential shares calculated based 0.0015% of current fully diluted capital. See Note 7 for specific terms applicable to this agreement.

As all potentially dilutive securities are anti-dilutive as of December 31, 2016 and 2015, diluted net loss per share is the same as basic net loss per share for each of the periods presented.

Recent Accounting Pronouncements

In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

KEEN HOME, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

In February 2016, FASB issued ASU No. 2016-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230).” ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In July 2015, the FASB issued Accounting Standards Update 2015-11, “Inventory – Simplifying the Measurement of Inventory” (“ASU 2015-11”). ASU 2015-11 requires inventory measured using all methods other than the last-in, first-out (LIFO) or retail methods to be measured at the lower of cost or net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation. ASU 2015-11 is effective for public companies for annual and interim periods beginning after December 15, 2016. Management is currently assessing the impact ASU 2015-11 will have, if any, on the Company’s financial position, results of operations and cash flows.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

KEEN HOME, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2016:

	2016	2015
Computer Equipment and Software	$29,182	$29,182
Furniture and Fixtures	16,471	16,471
Tooling & Test Fixtures	396,547	388,530
	442,200	434,183
Less: Accumulated Depreciation and Amortization	(119,865)	(43,067)
	$322,335	$391,116

Depreciation charges on property and equipment are included in general and administrative expenses and totaled $76,798 and $40,752 for the years ended December 31, 2016 and 2015, respectively.

NOTE 5:  CONVERTIBLE NOTES PAYABLE

Convertible Notes Payable – 2015-2016 Issuances

Between July and December 2015, the Company issued fourteen convertible promissory notes of varying amounts. The notes are subject to automatic conversion upon a qualified equity financing, defined in the note agreements as a preferred stock transaction or series of transactions in excess of $3,000,000, which is inclusive of up to $1,750,000 of these notes, thus reducing the trigger amount to $1,250,000 as of December 31, 2016. The notes are also subject to optional conversion upon maturity at a conversion price of $0.57 per share, as defined in the note agreements. The notes’ conversion rate includes a 15% discount to the lowest price in the qualified or non-qualified equity financing round, or at the quotient obtained by dividing the valuation cap of $14,000,000 by the fully-diluted capital at the date of the conversion if the valuation at the qualified equity financing exceeds the valuation cap. The conversion provisions provide that the notes are convertible into the number of preferred stock obtained by dividing the outstanding principal by the undiscounted conversion price plus the number of common stock obtained by dividing the outstanding principal by the discounted conversion price minus the number of preferred stock converted shares. The notes also contain a provision providing that if and upon an acquisition transaction the notes are repayable at either 1.5 times the then outstanding principal and interest or are convertible into the number of shares derived from the price per share implied by a $14,000,000 valuation on the fully diluted capitalization of the Company. The total principal of these issuances amounted to $2,810,000 and $2,200,000 as of December 31, 2016 and 2015, respectively. Interest is accrued on the notes at 4% until maturity and amounted to $129,581 and $26,665 as of December 31, 2016 and 2015, respectively. Accrued interest is convertible on these notes. The notes have a 12-month term, each was originally due in 2016, and each has been extended and will expire in 2017, when all principal and accrued interest comes due.

Management determined that convertible notes payable contain a beneficial conversion feature which is contingent upon a future event, due to the discounted conversion provision of the automatic conversion feature. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company’s stock and the 15% conversion discount, which will be recognized if and upon conversion resolving the contingency.

KEEN HOME, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

As of December 31, 2016, none of the convertible notes payable had been converted and all remained outstanding in their full principal amount.

NOTE 6: NOTES PAYABLE AND RELATED WARRANTS

October 2016 Loan

On October 6, 2016, the Company entered into a loan agreement with an investor in the amount $300,000 (“October 2016 Loan”). The principal amount, together with any accrued and unpaid interest of 16%, is due and payable on May 5, 2018. As additional consideration, the lender will be issued a warrant exercisable for an aggregate number of shares of the Company’s Series A Preferred Stock such that the aggregate price per share of the shares of Series A Preferred Stock exercisable under the Warrant shall be equal to 20% of the aggregate principal amount of the loan. The warrant will be exercisable for a period of three (3) years from the date of issuance and shall be exercisable at the same price per share as the shares of Series A Preferred Stock are sold in such next equity financing. The loan is also secured by a security agreement dated October 5, 2016 creating a senior security interest, collateralized by substantially all of the Company’s assets.

December 2016 Loan

On December 20, 2016, the Company entered into a second loan agreement with an investor in the amount $300,000 (“December 2016 Loan”). The principal amount, along with any accrued and unpaid interest of 1% is due and payable on July 19, 2018. As additional consideration, the lender will be issued a warrant for an aggregate number of shares of the Company’s Series A Preferred Stock such that the aggregate price per share of the shares of Series A Preferred Stock exercisable under the Warrant shall be equal to 100% of the aggregate principal amount of the loan. The warrant will be exercisable for a period of three (3) years from the date of issuance and shall be exercisable at $0.01, which essentially means the issuance of 190,000 shares in the current Offering. The loan is also secured by a security agreement dated December 20, 2016 creating a senior security interest, collateralized by substantially all of the Company’s assets.

Interest expense for these notes as of December 31, 2016 is $11,396. No interest has been paid.

October 2016 Warrant

The Company issued warrants to purchase 37,735 shares of Series A Preferred Stock at an exercise price of $1.59 per share for a total of $60,000, in conjunction with the issuance of notes payable (“The October 2016 Warrant”). This warrant has a three-year term, provides provides a cashless exercise provision, and contains certain dilution protections. The October 2016 Loan was discounted by $19,321 in connection with these warrants, due to the fair value of the warrants as calculated under Black-Scholes. $2,885 of this discount was amortized in 2016, leaving an unamortized discount of $16,436. The following summarizes significant assumptions used in applying the Black-Scholes pricing model for this warrant.

KEEN HOME, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

Risk Free Interest Rate	0.76%
Expected Dividend Yield	0.00%
Expected Volatility	67.00%
Expected Life (years)	1.50
Fair Value per Stock Option	$0.512

December 2016 Warrant

The Company also issued warrants to purchase 188,679 shares of Series A Preferred Stock at an exercise price of $0.01 per share for a total of $1,887 (“The December 2016 Warrant”). This warrant has a three-year term, a cashless exercise provision and certain dilution protections. The December 2016 Loan was discounted by $298,113 in connection with these warrants, due to the fair value of the warrants as calculated under Black-Scholes. $5,995 of this discount was amortized in 2016, leaving an unamortized discount of $292,118. As, discussed in the subsequent events section below, the warrant holder exercised this warrant on March 17, 2017. The following summarizes significant assumptions used in applying the Black-Scholes pricing model for this warrant.

Risk Free Interest Rate	1.08%
Expected Dividend Yield	0.00%
Expected Volatility	67.00%
Expected Life (years)	1.50
Fair Value per Stock Option	$1.580

NOTE 7: STOCKHOLDERS’ EQUITY (DEFICIENCY)

Common Stock

The Company authorized 10,000,000 shares of common stock at $0.0001 par value as of December 31, 2016. As of December 31, 2016 and 2015, 5,658,670 shares of common stock were issued and outstanding.

Certain stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms of three years contingent upon continuous service with the Company and other terms defined in the agreement, which provide the Company the right to repurchase unvested shares at $0.01 per share. As of December 31, 2016 and 2015, respectively, 5,638,723 and 4,031,158 of the issued and outstanding shares had vested.

The Company has reserved 891,099 shares of its common stock pursuant to the 2014 Stock Plan. 712,124 and 782,877 stock options are outstanding as of December 31, 2016 and 2015, respectively.

Preferred Stock

On May 7, 2014, the Company amended its Articles of Incorporation to authorize 3,000,000 shares of $0.0001 par preferred stock, with all 3,000,000 shares designated as “Series Seed Preferred Stock.” As of December 31, 2016 and 2015, 2,897,691 shares of preferred stock were issued and outstanding.

KEEN HOME, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

The preferred stockholders have certain dividend preferences over common stockholders, including a $0.0227 non-cumulative dividend right. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation). The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price ($0.57) per share, providing a total liquidation preference of $1,651,684 as of December 31, 2016 and 2015.

SAFE Agreements

During the year ended December 31, 2015, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party in exchange for professional services valued at $28,000. The SAFE agreement has no maturity data and bears no interest. The agreement provides the third party rights to future equity in the Company under the terms of the agreement. The SAFE agreement becomes convertible into shares of the Company’s preferred stock upon a qualified equity financing, as defined in the agreement as an equity financing with total proceeds in excess of $250,000, excluding all subsequent convertible securities, up until the expiration date, into the number of shares to provide a 0.15% interest on the fully diluted capitalization of the Company at the time of issuance of the next qualifying equity financing after giving effect to such issuance.

If there is a liquidity event the third party, at its option, will either receive a cash payment equal to the remaining unpaid purchase amount divided by the liquidity price, or automatically receive from the Company the number of shares of common stock equal to the purchase amount divided by the fair market value of the common stock at the time of the liquidity event.

As of December 31, 2016, the SAFE agreement had not yet converted as a qualified financing had not yet occurred. The SAFE agreement is recorded as a liability until conversion occurs.

NOTE 8:  INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, research and development credits, and for net operating loss carryforwards.

KEEN HOME, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

	2016	2015

Deferred tax assets:
Share-based compensation expense	$16,751	$9,265
Tax Credit for Increasing Research	72,521	19,552
Net operating loss carryforward	1,692,166	1,009,297
Long-term deferred tax liabilities:
Property and equipment	(7,252)	(9,191)

Net deferred tax assets and liabilities:	$1,774,186	$1,028,923
Valuation Allowance	(1,774,186)	(1,028,923)
Net deferred tax asset	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to net operating losses for the years ended December 31, 2016 and 2015, cumulative losses through December 31, 2016, and no history of generating taxable income. Therefore, valuation allowances of $1,774,186 and $1,028,923 were recorded for the years ended December 31, 2016 and 2015, respectively. Accordingly, no provision for income taxes has been recognized for the years ended December 31, 2016 and 2015.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2016 and 2015, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $4,959,888 and $2,968,520, which may be carried forward and will expire if not used between 2034 and 2037 in varying amounts. Such amounts have been fully reserved in the valuation allowance discussed above.

NOTE 9: SHARE-BASED PAYMENTS

Stock Plan

The Company established a 2014 Stock Plan (the “Plan”) for which 891,099 common shares were reserved for issuance to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares reserved for issuance under the Plan was 891,099 as of December 31, 2016. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant, vest immediately or over a period of three years, and generally have a term of ten years. Unvested units are forfeited upon termination. Shares available for grant under the Plan totaled 178,975 and 108,222 as of December 31, 2016 and 2015, respectively.

The Company classifies stock options as equity instruments and recognizes the expense related to options ratably over their respective vesting periods. Share-based compensation for the year ended December 31, 2016 and 2015 totaled $43,815 and $21,796, respectively. As of December 31, 2016, estimated compensation expense not yet recognized for nonvested common stock options totaled $19,864 and is expected to be recognized over a weighted average period of approximately 17 months.

KEEN HOME, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

The following summarizes the Company’s common stock option activity for the years ended December 31, 2016 and 2015:

	2016		2015
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding, as of Jan 1, 2016	782,877	$0.16	546,708	$0.16
Granted	94,578	$0.16	236,169	$0.16
Exercised	-	$-	-	$-
Forfeited	(165,331)	$0.16	-	$0.16
Outstanding, as of Dec 31, 2016	712,124	$0.16	782,877	$0.16

Exercisable, as of Dec 31, 2016	547,388	$0.16	266,434	$0.16

Weighted average grant date fair value of options granted during year	$0.29		$0.09

Weighted average duration to expiration of outstanding options, as of Dec 31, 2016	8.21		9.00

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2016 and 2015 are as follows:

KEEN HOME, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

The following summarizes significant assumptions used in applying the Black-Scholes option pricing model for options granted during the year ended December 31, 2016 and 2015:

	2016 ISO	2016 NQSO	2015
Risk Free Interest Rate	1.73%	0.55%	1.50%
Expected Dividend Yield	0.00%	0.00%	0.00%
Expected Volatility	67.00%	67.00%	67.00%
Expected Life (years)	5.00	1.50	5.00
Fair Value per Stock Option	$0.328	$0.283	$0.090

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

NOTE 10: LEASE OBLIGATIONS

Effective August 2015, the Company entered into a sub-lease agreement for office space. The lease term commenced August 1, 2015 and expires after 60 months, on July 31, 2020. Monthly lease obligations under the agreement are base rent starting at $9,700 per month plus operating costs estimated at $650, but subject to actual expenses. The base rent is contractually escalated to $9,991 per month beginning August 1, 2016, to $10,902 per month beginning August 1, 2017, to $11,229 per month beginning August 1, 2018, and to $11,566 per month beginning August 1, 2019. A $38,799 deposit was paid at the commencement of the lease. The lease agreement provides for a four month rent credit for months August and September of 2015, and August and September of 2016, where a total of $19,690 of rent was credited by the lessor to the Company for these months. In the event of a default on the lease terms, this credit is contractually payable back to the lessor in the full amount.

KEEN HOME, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the years then ended

The following are the minimum future lease obligations on the Company’s lease agreements:

Year Ended December 31, 2016:

2017	$124,449
2018	132,464
2019	136,438
2020	80,964
$474,315

NOTE 11: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12: SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 31, 2017, the date the financial statements were available to be issued. Based on this evaluation, the following additional material events were identified which require disclosure in these financial statements.

Amended Articles of Incorporation

On February 2, 2017, the Company amended its Articles of Incorporation to authorize 20,000,000 shares of common stock and 13,000,000 shares of preferred stock, designated as 3,000,000 shares of Series Seed Preferred Stock and 10,000,000 shares of Series A Preferred Stock.

The Series Seed preferred stockholders have certain dividend preferences over common stockholders, including a $0.0227 non-cumulative dividend right. The Series A preferred stockholders have certain dividend preferences over common stockholders, including a $0.0636 non-cumulative dividend right. All preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the Articles of Incorporation). The Series Seed preferred stockholders and Series A preferred stockholders are entitled to a liquidation preference over common stockholders at the Series Seed preferred stock purchase price ($0.57) per share and the Series A preferred stock purchase price ($1.59) per share.

Sales of Series A Preferred Stock

The Company has conducted 5 closings of Series A Preferred Stock in 2017 totaling $2,279,631 (this dollar amount is gross issuance before deductions for applicable fees). As of May 20, 2017, 1,622,409 shares of Series A Preferred Stock (including the 188,679 shares issued in connection with the exercise of the December 2016 warrant as discussed below) were issued and outstanding.

Warrant Exercised

The December 2016 warrant was exercised at a price per share of $0.01 in March 2017 and 188,679 Series A Preferred Shares were issued to the warrant holder.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 1, 2017.

Keen Home Inc.

/s/ Nayeem Hussain

By Nayeem Hussain as Chief Executive Officer of Keen Home Inc.

Date: June 1, 2017

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Nayeem Hussain

By Nayeem Hussain as Chief Executive Officer and Director of Keen Home Inc.

Date:  June 1, 2017

/s/ Ryan Fant

By Ryan Fant as Principal Financial Officer, Principal Accounting Officer, and Director of Keen Home Inc.

Date:  June 1, 2017